SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 To

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Intervoice, Inc.

(Name of Subject Company (Issuer))

Dialog Merger Sub, Inc.

Convergys Corporation

(Name of Filing Persons, Offerors)

Common Stock, without par value

(Title of Class of Securities)

461142101

(CUSIP Number of Class of Securities)

Karen R. Bowman, Esq.

General Counsel and Corporate Secretary

Convergys Corporation

201 East 4th Street

Cincinnati, Ohio 45202

(513) 723-7000

Copies to:

Christopher J. Hewitt, Esq.	Kevin C. O’Neil, Esq.
Jones Day	Senior Attorney
North Point	Convergys Corporation
901 Lakeside Ave.	201 East 4th Street
Cleveland, Ohio 44114-1190	Cincinnati, Ohio 45202
(216) 586-7254	(513) 723-6699

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$335,000,000	$13,165.50

(1)	Estimated solely for purposes of calculating the amount of the filing fee. Calculated by multiplying $8.25, the per share tender offer price, by 39,064,725 shares, plus the net value of outstanding options and restricted stock units of Intervoice, Inc.

(2)	Calculated as .00393% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $13,165.50	Filing Party: Convergys Corporation
Form or Registration No.: Schedule TO-T	Date Filed: August 1, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed on August 1, 2008 with the Securities and Exchange Commission by Dialog Merger Sub, Inc. (“Offeror”), a Texas corporation and a wholly owned subsidiary of Convergys Corporation, an Ohio corporation (“Convergys”), to purchase all of the outstanding shares of common stock, without par value (the “Common Stock”) of Intervoice, Inc. (“Intervoice”) (all such shares of Common Stock, together with the associated preferred share purchase rights issued pursuant to the Third Amended and Restated Rights Agreement, dated as of May 1, 2001, by and between Intervoice (fka Intervoice-Brite, Inc.) and Computershare Investor Services, LLC, being referred to as the “Shares”) at a price per Share of $8.25 net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated August 1, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 1 is being filed on behalf of Convergys and Offeror.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by the following :

On August 11, 2008, Convergys and Intervoice issued a joint press release announcing that their request for early termination of the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was granted, a copy of which is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.

Item 12. Exhibits.

* (a)(1)	Offer to Purchase, dated August 1, 2008
* (a)(2)	Letter of Transmittal
* (a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(5)	Notice of Guaranteed Delivery
* (a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
* (a)(7)	Joint press release issued by Convergys and Intervoice on July 16, 2008
(a)(8)	Joint press release issued by Convergys and Intervoice on August 11, 2008
(b)	Not applicable
(c)	Not applicable
* (d)(1)	Agreement and Plan of Merger, dated as of July 15, 2008, by and among Intervoice, Convergys and Offeror
* (d)(2)	Form of Tender and Voting Agreement, dated as of July 15, 2008, among Convergys Corporation, Dialog Merger Sub, Inc., Intervoice, Inc. and each of David W. Brandenburg and Robert E. Ritchey
* (d)(3)	Confidentiality and Non-Disclosure Agreement between Convergys and Intervoice, dated as of May 18, 2007, as amended on January 8, 2008
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2008	CONVERGYS CORPORATION

	By:	/s/ Earl C. Shanks
Earl C. Shanks
Chief Financial Officer

DIALOG MERGER SUB, INC.

By:	/s/ Michael J. Betzer
Michael J. Betzer
President

EXHIBIT INDEX

* (a)(1)	Offer to Purchase, dated August 1, 2008
* (a)(2)	Letter of Transmittal
* (a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(5)	Notice of Guaranteed Delivery
* (a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
* (a)(7)	Joint press release issued by Convergys and Intervoice on July 16, 2008
(a)(8)	Joint press release issued by Convergys and Intervoice on August 11, 2008
(b)	Not applicable
(c)	Not applicable
* (d)(1)	Agreement and Plan of Merger, dated as of July 15, 2008, by and among Intervoice, Convergys and Offeror
* (d)(2)	Form of Tender and Voting Agreement, dated as of July 15, 2008, among Convergys Corporation, Dialog Merger Sub, Inc., Intervoice, Inc. and each of David W. Brandenburg and Robert E. Ritchey
* (d)(3)	Confidentiality and Non-Disclosure Agreement between Convergys and Intervoice, dated as of May 18, 2007, as amended on January 8, 2008
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed.